October 3, 2017

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Unicom (Hong Kong) Limited

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed April 21, 2017

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 21, 2016

Response dated June 9, 2017

File No. 001-15028

Dear Mr. Spirgel:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated September 28, 2017, relating to (i) the annual reports of China Unicom (Hong Kong) Limited (the “Company”) on Form 20-F for the fiscal years ended December 31, 2015 and December 31, 2016 (the “2016 Form 20-F”), respectively, which were filed with the Commission on April 21, 2016 and April 21, 2017, respectively, and (ii) the Company’s response letter, dated June 9, 2017, to the Staff’s previous comments relating to the Company’s recognition of a gain on the sale of tower assets by the Company to China Tower Corporation Limited (“China Tower”). The Company expresses its appreciation to the Staff for their helpful comments.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff’s comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2016 Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Mr. Larry Spirgel Securities and Exchange Commission	2

Form 20-F for the Fiscal Year Ended December 31, 2016

12. Other Income – Net. Page F-58

1.	We acknowledge recent standard-setting discussions in which certain of the issues we raised in our comments to you were addressed. We considered the outcome of those discussions and noted that some but not all of the issues we raised with you were addressed.

2.	Neither IFRS as issued by the IASB nor recent standard-setting discussion appear to contemplate a scenario in which at-market transfers are made on unspecified terms that are not customary to the nature of the transaction. Your fact pattern raises questions about when de-recognition under IAS 16 has occurred, as well as, the measurement of the value exchanged. Please confirm the following, if true:

(a)	At the time the ownership of the assets were transferred to China Tower, in October 2015, you agreed to enter into a lease with China Tower to use the assets that were transferred. At the time of that asset transfer, you had not finalized the lease terms nor had you entered into a lease with China Tower. Based on information you provided during our discussions with you in June 2017, you determined that you were able to reliably estimate and account for the lease of the transferred assets because you and China Tower established an understanding of what the lease terms would be when they were finalized.

Response of the Company

Yes, the Company confirms that at time the ownership of the assets were transferred to China Tower, in October 2015, it agreed to enter into a lease with China Tower to use a portion of the assets transferred. Further, the Company confirms that at the time of the asset transfer, the Company had not finalized the terms of the leasing arrangements concerning leasing portions of the towers transferred to China Tower or entered into a lease with China Tower. However, the Company was of the view that it was able to reliably estimate and account for the lease of portions of these towers because it had established an understanding with China Tower of what the lease terms would be when they were finalized.

(b)	The proceeds you received from China Tower as payment for the assets you transferred to China Tower equaled the fair value of the assets transferred.

Response of the Company

Yes, the Company confirms that in the Company’s view, the fair value of consideration received from China Tower in exchange of the assets the Company transferred to China Tower equaled the fair value of the assets transferred.

(c)	The asset sale transaction was carried out on terms equivalent to those that would prevail in an orderly transaction between market participants.

Mr. Larry Spirgel Securities and Exchange Commission	3

Response of the Company

Yes, the Company confirms that in the Company’s view, the asset sale transaction was carried out on terms equivalent to those that would prevail in an orderly transaction between market participants.

(d)	The estimated lease terms and the final lease terms are equivalent to those that would prevail in an orderly transaction between market participants.

Response of the Company

Yes, the Company confirms that in the Company’s view, the estimated lease terms at time of the assets transfer, and the final lease terms were equivalent to those that would prevail in an orderly transaction between market participants.

* * * *

Should you have any questions or wish to discuss the foregoing, please contact Ms. Chun Wei (telephone: +852-2826-8666; fax: +852-2522-2280; email: weic@sullcrom.com) or Mr. Ching-Yang Lin (telephone: +852-2826-8606; fax: +852-2826-1764; email: linc@sullcrom.com) of Sullivan & Cromwell (Hong Kong) LLP, or Mr. Yung Shun Loy Jacky of the Company at +852-2121-3220, with any questions you may have.

Sincerely,

/s/ Yung Shun Loy Jacky
Yung Shun Loy Jacky Company Secretary

cc:	Terry French

Robert Littlepage

Charles Eastman

Gregory Dundas

(Securities and Exchange Commission)

Li Fushen

Li Zhangting

(China Unicom (Hong Kong) Limited)

Chun Wei

Ching-Yang Lin

(Sullivan & Cromwell (Hong Kong) LLP)

Daniel Chan

(KPMG)